UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70914

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HEDGE PRO LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

125 TOWNPARK DRIVE, SUITE 300
(No. and Street)

KENNESAW	GA	30179
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Dillon	470-919-0249	jdillon@hedgeinvest.io
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way #168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Dillon _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HEDGE PRO LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *John Dillon*
_____

Title:
CEO
_____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HEDGE PRO LLC

Statement of Financial Condition

For the year ended December 31, 2025

Hedge Pro LLC

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com   PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To member of Hedge Pro LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Hedge Pro LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Hedge Pro LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans on these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of Hedge Pro LLC's management. Our responsibility is to express an opinion on Hedge Pro LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hedge Pro LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Jennifer Wray CPA PLLC

We have served as Hedge Pro LLC's auditor since 2024.

Sugar Land, Texas

March 23, 2026

Hedge Pro LLC
Statement of Financial Condition
As of December 31, 2025

Assets

Cash	$	86,993
Deposit at broker		250,184
Prepaid expenses and other assets		19,357
Total assets		356,534

Liabilities and Member's Equity

Due to parent		157
Accounts payable and other accrued expenses		210,625
Total liabilities		210,782
Member's Equity		145,752
Total liabilities and member's equity	$	356,534

The accompanying notes are an integral part of this financial statement.

Hedge Pro, LLC
Notes to the Financial Statements
December 31, 2025

1. Organization

Hedge Pro LLC ("the Company") is a limited liability company established in the state of Delaware on October 5, 2021. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and was approved on January 27, 2023 as a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned subsidiary of Hedge Capital Markets Inc. ("the Parent"). The Company clears its activity through an unaffiliated clearing firm, Apex Clearing Corporation ("Clearing Broker") on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of cash held at financial institutions which at times may leave behind federally insured limits. The Company has not experienced any losses on these accounts and does not believe it is exposed to any significant credit risk with respect to its depository institutions.

Revenue Recognition

The Company revenue is derived from subscription fees and brokerage revenue. The Company accounts for revenue in accordance with ASC 606. Refer to the Revenue Recognition footnote for further discussion.

Clearing and Execution Fees

Clearing and execution include fees charged by Clearing Broker and other transactional based fees incurred in the normal course of business, such as settlement and execution of transactions. Expenses are recorded as incurred.

Deposit at Broker

The Company is required to maintain a certain amount of cash on deposit with the Clearing Broker to cover any obligations that may arise from the Company. This deposit at broker is in the amount of $ 250,000 as of December 31, 2025.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Recently Issued Accounting Pronouncements (continued)

For the year ending December 31, 2025, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Single reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of commission fees and subscription fees. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

3. Revenue Recognition

Brokerage revenue

The Company shares in brokerage revenue from clients introduced to Clearing Broker by the Company. Brokerage revenue includes interest generated from client cash balances, fully paid lending rebates and subscription fees. The Company's contract with its Clearing Broker is comprised of a single performance obligation to provide a series of services to introduce customer accounts and trades that are substantially the same and that have the same pattern of transfer. The underlying service the Company is performing for each of these revenue streams is that of an introducing broker, and under ASC 606 we have concluded that all brokerage revenue falls under this introducing broker performance obligation. The Company has evaluated the incremental costs to obtain and fulfill this agreement and determined that those costs do not meet the criteria for capitalization.

4. Risks and Uncertainties

The Company maintains cash in bank accounts at financial institutions that leave behind federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company has not experienced any losses in such accounts.

The Company relies heavily on several operational systems and technology to function accurately and securely. The ineffectiveness, failure, or other disruption of these systems could adversely impact the Company.

4. Risks and Uncertainties (continued)

The Company executes, as agent, securities transactions on behalf of its customers. In the event the Clearing Broker does not fulfill its obligations, the Company may be exposed to risk.

5. Commitments and Contingencies

The Company introduces on a fully-disclosed basis to its Clearing Broker. The Clearing Broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the Clearing Broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments, and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. The Company has not recorded any contingent liability in the financial statements for this agreement and believes that any potential requirement to make payments under these agreements is remote.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the Clearing Broker, subject to the credit risk of the Clearing Broker.

Management believes as of December 31, 2025 the Company is not subject to any litigation, arbitration, or regulatory action and as such, no accrual needs to be made.

6. Due to Parent

In 2025, the Parent allocated $13,213 in expenses to the Company, covering all benefits, as included in the Statement of Operations. As of December 31, 2025, there is a balance in due to Parent of $157 as presented in the Statement of Financial Condition.

7. Net Capital Requirements

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6.67% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $126,395 and net capital requirements of $14,052 resulting in excess net capital of $112,343. At December 31, 2025, the ratio of aggregate indebtedness to net capital was 1.67 to 1.

8. Going Concern Disclosure

The Company incurred operating losses during 2025 as it continued to develop its broker-dealer operations. Management has implemented a funding plan to support operations for at least the next twelve months from the issuance date of these financial statements.

As of December 31, 2025, the Company had approximately $300,000 of cash available at the broker-dealer and parent levels. In addition, as of March 16, 2026, the Parent has executed financing arrangements totaling approximately $536,000, which, upon receipt, are expected to provide sufficient liquidity to support the Company's operations through the remainder of 2026.

The Parent has committed to continue supporting the Company's operations and intends to make additional capital contributions to the broker-dealer, as needed. Management believes that the Company's existing cash resources, together with the committed financing from the Parent, will be sufficient to meet its obligations and fund operations for at least the next twelve months from the issuance date of these financial statements.

The Parent has also developed plans to obtain additional financing, if necessary. However, management believes that the currently available and committed funding will be sufficient without reliance on these additional measures.

9. Subsequent Events

Management of the Company has evaluated subsequent events and transactions that have occurred since December 31, 2025, through the date of this report and determined that there are no material events that would require disclosures in the Company's financial statements.